

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

<u>Via E-mail</u>
Charles E. Drimal, Jr.
President
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

      Re: PrimeEnergy Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed April 15, 2010
             File No. 0-07406

Dear Mr. Drimal:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    /s/ A.N. Parker

                    Anne Nguyen Parker
                    Branch Chief